April 9, 2009
By EDGAR Transmission
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549
ATTN: Filing Desk
Fauquier Bankshares, Inc. (000-25805)/
Revised Preliminary Proxy Materials
Ladies and Gentlemen:
  On behalf of Fauquier Bankshares, Inc. (the “Company”) and pursuant to Rule 14a-6(h) of the Securities Exchange Act of 1934, we are transmitting a copy of the Company’s revised preliminary proxy materials relating to its upcoming 2009 Annual Meeting of Shareholders. The revised material is marked to indicate the proposed changes due to the director election contest.
  As we discussed, we would greatly appreciate your assistance in clearing the preliminary proxy materials as soon as possible. Under Virginia law (section 13.1-658), the Company is required to provide at least 25 days prior written notice of the annual meeting due to the proposed amendment to its articles of incorporation. Accordingly, our schedule is very tight to clear the proxy materials with the SEC and then print and mail the proxy materials in advance of the mailing deadline. Our delivery deadlines are as follows:

April 16	Deliver the proxy materials to the printer
April 21	Deliver the proxy materials to the mailing agent
April 23	Mailing date
May 19	Annual meeting date
While the Company would like to mail as early as possible, a targeted mailing date on April 23rd would provide a cushion of only one day in order to satisfy the 25-day advance notice requirement of Virginia law. The Company uses a local printer, which understandably requires more lead time than the larger financial printing companies.
  We would truly appreciate the Staff’s efforts to clear the materials as soon as possible.
  Any questions on this filing may be directed to the undersigned at (804) 343-4089.

With regards,
/s/ George P. Whitley
George P. Whitley

Enclosures
cc:  Ms. Edna T. Brannan

E-mail: george.whitley@leclairryan.com	951 East Byrd Street, Eighth Floor
Direct Phone: 804.343.4089	Richmond, Virginia 23219
Direct Fax: 804.783.7628	Phone: 804.783.2003 \ Fax: 804.783.2294
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